KRUEGER LLP	Los Angeles La Jolla San Diego	7486 La Jolla Boulevard La Jolla, California 92037 858 405-7385 cell blair@OTCattorneys.com
ADMITTED TO THE CALIFORNIA, FEDERAL AND INTER-AMERICAN BAR ASSOCIATIONS

June 16, 2017

VIA FEDERAL EXPRESS AND E-MAIL

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Rebel Holdings, Inc. (formerly known as CubeScape, Inc.): Response to Comment Letter Dated February 23, 2017 Regarding Amendment No. 2 to Preliminary Proxy Statement on Schedule 14C Filed February 10, 2017   (File Number 000-55728)

Mr. Ingram:

We write on behalf of our client, American Rebel Holdings, Inc. (formerly known as CubeScape, Inc.), a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company requested us, as its legal counsel, to respond to your February 23, 2017 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and the current business status, the Company has concurrently filed herewith Amendment Number #3 to the Form Preliminary Statement on Schedule 14C (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

General

1. We reissue comment one in our letter dated January 18, 2017. Via the operation of Item 1 of Schedule 14C, the disclosure requirements of Schedule 14A apply uniformly to filings made on Schedule 14C. Here, the actions associated with matters (2) and (3) trigger the disclosure requirements of Item 14 of Schedule 14A. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate, including the Item 14 (b)(8)-(11) financial information

The Company modified its disclosure with respect to Comment Number 1.  The Company has provided all applicable information required by Item 14 of Schedule 14A. The Company will in addition to filing a Definitive Information Statement on Schedule 14C (once it has cleared comments by the Commission) will file what is known as a “super” Form 8-K, or a Current Report on Form 8-K including Form 10 information regarding its acquired business operations. Please refer to the preliminary information statement filed concurrently herewith as the Amendment.

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Charles A. Ross, Jr., which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.  Thank you in advance for your assistance.

Very Truly Yours,

              Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

American Rebel Holdings, Inc.

Charles A. Ross, Jr.

Sherry Haywood, Esq.

Enclosure